0

THIRTY FIFTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS LIMITED

(Continued and to be signed on the reverse side)

14475

THIRTY FIFTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS LIMITED

June 18, 2016

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

THE FOLLOWING PROXY CARD RELATES TO THE THIRTY FIFTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 10, 2016.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033330000000000000 0 061816

ISSUES PRESENTED FOR CONSIDERATION AT THE THIRTY FIFTH ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 18, 2016
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Ordinary Business

	FOR	AGAINST	ABSTAIN
1. Adoption of financial statements (including the consolidated financial statements	☐	☐	☐
2. Declaration of dividend	☐	☐	☐
3. Appointment of Dr. Vishal Sikka as a director liable to retire by rotation	☐	☐	☐
4. Appointment of auditors	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

THIRTY FIFTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS LIMITED

June 18, 2016

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST on June 9, 2016.

MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 10, 2016.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

THE FOLLOWING PROXY CARD RELATES TO THE THIRTY FIFTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00033330000000000000 0 061816

ISSUES PRESENTED FOR CONSIDERATION AT THE THIRTY FOURTH ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 18, 2016
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Ordinary Business	FOR	AGAINST	ABSTAIN
1. Adoption of financial statements (including the consolidated financial statements	☐	☐	☐
2. Declaration of dividend	☐	☐	☐
3. Appointment of Dr. Vishal Sikka as a director liable to retire by rotation	☐	☐	☐
4. Appointment of auditors	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.